Oryon Technologies, Inc.
4251 Kellway Circle
Addison, Texas 75001

June 8, 2012

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549-3561

Attn:           Larry Spirgel, Assistant Director

Re:	Oryon Technologies, Inc. (the “Company”)
Current Report on Form 8-K, as amended
Filed May 7, 2012
File No. 001-34212

Ladies & Gentlemen:

We enclose for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the applicable rules and regulations under the Exchange Act, Form 8-K/A (Amendment No. 2) (the “Amendment”) to the Current Report on Form 8-K, File No. 001-34212, filed on May 7, 2012, as amended by Form 8-K/A (Amendment No. 1) filed on May 17, 2012 (the “Form 8-K”).

The Form 8-K has been amended to reflect responses to the comments received from the Securities and Exchange Commission Staff (the “Staff”) set forth in the Staff’s comment letter dated May 29, 2012 (the “Comment Letter”) relating to the Form 8-K.  For your convenience, each response is preceded by the Staff’s comment to which the response relates.  Terms not otherwise defined herein have the meaning ascribed to such terms in the Form 8-K.  Page references in the following responses to the Staff’s comments refer to pages of the Amendment.  We are including a courtesy marked copy of the Amendment indicating the changes made thereon from the previous Form 8-K filed with the Commission.

The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Exchange Act of 1934, as amended, and that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Oryon Technologies, Inc.

June 8, 2012
Securities and Exchange Commission

Item 2.01 – Completion of Acquisition or Disposition of Assets, page 2

1.
Comment.                      We note your disclosure that as of May 4, 2012 there were outstanding subscription agreement to purchase 650,000 shares of your common stock.  Please revise your disclosure to discuss the current status of these subscription agreements and specify the financing transaction they are related to, including terms of the transaction.

Response.                      The Company respectfully informs the Staff that it has added increased disclosure in this section to disclose the current status of the subscription agreements and the financing transaction related to their issuance.  We have updated the disclosure through the current date.  Please see page 3  of the Amendment.

Description of Business, page 4

2.	Comment. To the extent you discuss historical business relationships, the discussion should be balanced with a discussion of the current status of your relationship.

Response.                      The Company respectfully informs the Staff that where appropriate, additional commentary has been added to clarify the current status of the Company’s relationship with historical business relationships.  Please pages 5-6 of the Amendment.

3.
Comment.                      We note your statement that you have “obtained market validation in the apparel, textile and gear arena.”  Please clarify whether Marmot Mountain and Lands End currently sell apparel and gear items that incorporate Elastolite, and the terms of those business arrangements.  In addition, please expand your disclosure regarding your “test marketing” arrangements with these companies to explain the results of such tests and when, if ever, you expect these activities to begin generating revenue.

Response.                      The Company respectfully informs the Staff that it has added additional information in this section to better explain the nature of the test marketing and explain when we expect these activities to begin generating revenue.  Please see page 9  of the Amendment.

4.	Comment. Please provide a discussion of your five-year plan in the Business Section, including funding requirements.

Response.                      The Company respectfully informs the Staff that the Company has not formulated a specific five year plan at this time.  We have added an additional disclosure to this effect under “Revenues and Capital Requirements” on pages 10-11 of the Amendment.

Oryon Technologies, Inc.

June 8, 2012
Securities and Exchange Commission

Background of Transaction, page 6

5.
Comment.                      Identify who at Eaglecrest Resources, Inc. “identified Oryon as a potential strategic acquisition…”  Identify any third parties, such as the “investment firm” mentioned on page 34, that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles.  See Item 404(c) of Regulation S-K.

Response.                      The Company respectfully informs the Staff that it has added additional information as requested on pages 7, 35 and 36 of the Amendment.

Advantages of Elastolite, page 11

6.
Comment.                      Please add a caption to the images on this page describing the status of these products.  For example, if the products are prototypes or test products, please disclose that they are not currently in market.

Response.                      The Company respectfully informs the Staff that a caption has been added under the images on page 12 of the Amendment describing the products pictured in the images.

Intellectual Property, page 12

7.	Comment. Please expand your disclosure to identify all your material patents and the jurisdictions in which they were filed, the dates issued, the products to which they relate and expiration dates.

Response.                      The Company respectfully informs the Staff that the Company has 62 issued or pending patents.  We do not believe that a list of all patents would provide any meaningful additional disclosure beyond the narrative description as revised in the Amendment. Additional disclosure has been added in the section “Intellectual Property” to generally describe jurisdictions, dates issued and expiration dates.  Please see page 13 of the Amendment.  Insofar as the patents relate to technical processes, methods, materials or other aspects of the Company’s Elastolite product, individual descriptions of patents in relation to products is not applicable in this context.  As supplemental information to the Staff, a list of the Company’s patents is attached to this letter as Schedule A.

Industry and Competition, page 14

8.	Comment. Please revise your disclosure to identify your specific competitors in the EL and LED markets.

Oryon Technologies, Inc.

June 8, 2012
Securities and Exchange Commission

Response.                      The Company respectfully informs the Staff that additional disclosure has been added on page 16 of the Amendment to clarify that the Company does not believe that alternative lighting technologies are competitive with the Company’s product for stressed environment applications.  As noted in the third paragraph on page 16 of the Amendment, Oryon is not aware of alternative products being used in the same markets as Oryon’s applications.  However, to the extent that the Company proposes to utilize its technology for non-stressed applications, several of the leading manufacturers of alternative competitive lighting technologies are identified in the fourth paragraph on page 16 of the Amendment.

Liquidity and Capital Resources, page 33

9.
Comment.                      Please provide a more detailed assessment of your liquidity outlook.  We note your plans to raise $2 million in new equity.  We also note the outstanding promissory notes for $600 thousand as advances against the proceeds to be received at the closing of the Merger.  It appears that this financing did not occur.  Disclose the current status of this financing.  Disclose how long management expects that current cash on hand will fund operations and how much additional cash the company will need to fund its operations over the next twelve months.  In addition, please disclose your currently monthly expenditures.

Response.                      The Company respectfully informs the Staff that the section “Liquidity and Capital Resources: Sources and Uses of Funds” has been revised in accordance with the Staff’s comment.  Please see page 34 of the Amendment.

Security Ownership After the Merger, page 37

10.
Comment.                      It appears that M. Richard Marcus is the beneficial owner of all the shares held by MRM Acquisitions, LLC and Oryon Capital based upon his position with each entity and his membership interests in Oryon Capital.  See Rule 13d-3.  Please revise the table accordingly.

Response.                      The Company respectfully informs the Staff that the table has been revised in accordance with the Staff’s comment.  Please see pages 39-40 of the Amendment.

Directors and Executive Officers, page 39

11.
Comment.                      Please revise your director and officer biographies to specify each officer and director’s business experiences during the last five years, including term of employment with each entity during that period.

Oryon Technologies, Inc.

June 8, 2012
Securities and Exchange Commission

Response.                      The Company respectfully informs the Staff that the director and officer biographies on pages 40-42 of the Amendment have been revised in accordance with the Staff’s comment.

Summary Compensation, page 42

12.
Comment                      Please revise to disclose the aggregate grant date fair value of the option grants computed in accordance with FASB ASC Topic 718.  Please revise to include a footnote disclosing all assumptions made in the valuation of any stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or to a discussion in your Management’s Discussion and Analysis.  Refer to Instruction 1 to Item 402(n)(2)(v) of Regulation S-K.

Response.                      The Company respectfully informs the Staff that the table has been revised in accordance with the Staff’s comment.  Please see pages 44-45 of the Amendment.

If you have any questions with respect to the foregoing, please contact the undersigned at (214) 267-1321.

Sincerely,

ORYON TECHNOLOGIES, INC.

By:           /s/ Tom Schaeffer
Tom Schaeffer, Chief Executive Officer

MEP/klf

cc:	Brandon Hill, Securities and Exchange Commission
Christine Adams, Securities and Exchange Commission
Robert Littlepage, Securities and Exchange Commission

SCHEDULE A

COMPANY INTELLECTUAL PROPERTY

Name	Country	Patent No.	Expiry Date
Addressable PTF Receptor for Irradiated Images (Biometrics)	US	6936335	12/21/21
Addressable PTF Receptor for Irradiated Images (Biometrics)	PCT	Pending	12/21/21
Alerting System Using Elastomeric EL Lamp Structure	US	6271631	12/30/16
Alerting System Using Elastomeric EL Lamp Structure	Taiwan	NI-147212	01/11/21
Deployment of EL Structures on Porous or Fibrous Substrates	US	6551726	05/30/16
Elastomeric EL Lamp on Apparel	US	6309764	10/15/18
Elastomeric Electroluminescent Lamp	US	5856030	12/30/16
Elastomeric Electroluminescent Lamp	South Korea	0307474	12/22/17
Elastomeric Electroluminescent Lamp	Australia	727172	12/22/17
Elastomeric Electroluminescent Lamp	Belgium	0958713	12/22/17
Elastomeric Electroluminescent Lamp	France	0958713	12/22/17
Elastomeric Electroluminescent Lamp	Great Britain	0958713	12/22/17
Elastomeric Electroluminescent Lamp	Italy	0958713	12/22/17
Elastomeric Electroluminescent Lamp	Netherlands	0958713	12/22/17

Name	Country	Patent No.	Expiry Date
Elastomeric Electroluminescent Lamp	Canada	Pending	12/22/17
Elastomeric Electroluminescent Lamp	Germany	69739899.4	12/22/17
Elastomeric Electroluminescent Lamp	Spain	0958713	12/22/17
Elastomeric Electroluminescent Lamp	Hong Kong	1023902	12/22/17
Elastomeric Electroluminescent Lamp	Mexico	216800	12/22/17
Electroluminescent Lamp Membrane Switch (Continuation)	US	7186936	06/09/25
Electroluminescent Lamp Membrane Switch (Continuation)	EPO		04/06/26
Electroluminescent Lamp Membrane Switch (Continuation)	China	200680020154	04/06/26
Electroluminescent Lamp Membrane Switch (Continuation)	Japan	Pending
Electroluminescent Lamp Membrane Switch	US	7049536	06/09/25
Electroluminescent Lamp Membrane Switch (CIP)	US	58068114.54	6/14/2026
Electroluminescent Lamp Membrane Switch (CIP)	China	Pending
Electroluminescent Lamp Membrane Switch (CIP)	Taiwan	Pending
Electroluminescent Lamp Membrane Switch (CIP)	EU	Pending
Electroluminescent System in Monolithic Structure	US	5,856,029	05/30/16
Electroluminescent System in Monolithic Structure	Spain	97928691.1	05/29/17
Electroluminescent System in Monolithic Structure	Great Britain	0906714	05/29/17
Electroluminescent System in Monolithic Structure	Germany	69729867.1	05/29/17

Name	Country	Patent No.	Expiry Date
Electroluminescent System in Monolithic Structure	Hong Kong	1019184	05/29/17
Irradiated Images Described by Electrical Contact	US	6091838	06/08/18
Irradiated Images Described by Electrical Contact	Singapore	77972	06/08/19
Irradiated Images Described by Electrical Contact	Taiwan	NI-169617	12/02/19
Irradiated Images Described by Electrical Contact	Canada	Pending	06/08/19
Irradiated Images Described by Electrical Contact	Japan	4508417	06/08/19
Irradiated Images Described by Electrical Contact	South Korea	0603917	06/08/19
Irradiated Images Described by Electrical Contact	EPC	Pending
Membranous EL System in UV-Cured Urethane Envelope	US	6717361	10/10/21
Membranous EL System in UV-Cured Urethane Envelope	china	01817197.4	10/10/21
Membranous EL System in UV-Cured Urethane Envelope	EU	Pending	10/10/21
Membranous EL System in UV-Cured Urethane Envelope	Taiwan	NI-185118	10/11/21
Membranous EL System in UV-Cured Urethane Envelope	Japan	2002-548747 is JP application no. PCT/US01/42660
Membranous Monolithic EL Structure with Urethane Carrier	US	6696786	10/10/21
Membranous Monolithic EL Structure with Urethane Carrier	Japan	4190884	10/10/21
Membranous Monolithic EL Structure with Urethane Carrier	Taiwan	NI-185542	10/11/21
Membranous Monolithic EL Structure with Urethane Carrier	China	01817193.1	10/10/21
Method of Construction of Elastomeric EL Lamp	US	6270834	12/30/2016
Method of Construction of Elastomeric EL Lamp	China	99125456.2	10/15/19

Name	Country	Patent No.	Expiry Date
Method and Apparatus for Illuminating a Key Pad	US	6824288	06/08/20
Method for Constructing EL System in Monolithic Structure	US	5980976	05/30/16
PTF Touch Enabled Image Generator	US	6606399	06/08/18
UV-Curable Inks for PTF Laminates (Including Flexible Circuitry)	Japan	2003-505946
UV-Curable Inks for PTF Laminates (Including Flexible Circuitry)	China	02802649.7	06/19/22
Transparent EL Lamp Patent	US	Pending
Highly Transmissive Electroluminescent Lamp	PCT	Pending
Translucent Layer including Metal/Metal Oxide	US	6,261,633	05/30/16
Elastomeric Electroluminescent Lamp	Japan	Pending
Electroluminescent Lamp Membrane Switch	PCT	2006/012801
Electroluminescent Lamp Membrane Switch	PCT	PCT/US/2007/013404